[redacted]

SEC 11017558 MISSION

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SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Valley Forge Asset Management Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Warner Road, Suite 200

(No. and Street)

King of Prussia	**PA**	**19406**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow **(610) 687-6800**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd., Suite 900	**McLean**	**VA**	**22102-4261**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Christine D. McEwan, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires June 28, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. l
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2010 and 2009

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings, and of cash flows present fairly, in all material respects, the financial position of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. (the "Parent"). As disclosed in the notes to the financial statements, the Company has transactions and relationships with affiliated companies. As such, the financial position of the Company is not necessarily indicative of that which would have been, had the Company operated independently.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 671,088	$ 5,603,601
Restricted cash	100,000	154,352
Total cash and cash equivalents	771,088	5,757,953
Investment advisory fees receivable	3,175,133	2,959,364
Other receivable	4,378	4,369
Commissions receivable	5,879	12,768
Short-term investments	2,928,061	714,000
Marketable securities, at market value	500,000	4,788,593
Available-for-sale investments, at fair value	2,492,365	-
Prepaid expenses and other assets	5,391,542	1,413,426
Furniture and equipment, at cost, less accumulated depreciation of $121,806 and $100,778, respectively	182,685	203,713
Goodwill	19,801,138	19,801,138
Customer intangible, net of accumulated amortization of $1,821,575 and $1,439,658, respectively	2,493,656	2,875,573
Total assets	$ 37,745,925	$ 38,530,897
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 2,464,352	$ 3,520,565
Investment advisory fees payable	523,205	488,848
Income tax payable	185,959	827,823
Deferred tax liability, net	2,384,482	1,695,820
Subordinated borrowings from Affiliate (in 2010) and Parent (in 2009)	31,000,000	15,000,000
Total liabilities	36,557,998	21,533,056
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	52,181	15,052,181
Other comprehensive income	(3,720)	-
Retained earnings	1,139,465	1,945,659
Total shareholder's equity	1,187,927	16,997,841
Total liabilities and shareholder's equity	$ 37,745,925	$ 38,530,897

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Income
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Investment advisory fees	$12,071,374	$10,665,162
Commissions	3,077,114	3,147,253
Principal trades	-	18,067
Interest and dividends	53,169	55,933
Other income	1,488,966	1,890,246
Total revenues	16,690,623	15,776,661
Expenses		
Employee compensation and benefits	6,986,479	5,344,153
Commissions	372,965	431,697
Regulatory fees and expenses	168,333	118,405
Consulting and professional expenses	2,624,481	2,422,131
Communications and data processing expenses	259,223	313,386
Occupancy expenses	382,012	430,267
Interest expense	2,277,778	1,500,000
Other expenses	(237,488)	1,376,631
Total expenses	12,833,783	11,936,670
Income before provision for income taxes	3,856,840	3,839,991
Provision for income taxes	1,663,034	1,632,220
Net income	$ 2,193,806	$ 2,207,771

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Balance as of December 31, 2008	100	$ 1	$ 14,290,034	$ -	$ 2,737,888	$ 17,027,923
Net income	-	-	-	-	2,207,771	2,207,771
Contribution from Parent related to tax sharing agreement	-	-	762,147	-	-	762,147
Cash dividends	-	-	-	-	(3,000,000)	(3,000,000)
Balance as of December 31, 2009	100	1	15,052,181	-	1,945,659	16,997,841
Net income	-	-	-	-	2,193,806	2,193,806
Contribution from Parent related to tax sharing agreement	-	-		-	-	-
Cash dividends	-	-	-	-	(3,000,000)	(3,000,000)
Return of capital distributed to Parent			(15,000,000)			(15,000,000)
Unrealized loss on available-for-sale investments, net of taxes	-	-	-	(3,720)		(3,720)
Balance as of December 31, 2010	100	$ 1	$ 52,181	$ (3,720)	$ 1,139,465	$ 1,187,927

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2010 and 2009

Subordinated borrowings at December 31, 2008	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2009	15,000,000
Additional subordinated borrowings during the year	31,000,000
Repayment of subordinated borrowings during the year	(15,000,000)
Subordinated borrowings at December 31, 2010	$ 31,000,000

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income	$ 2,193,806	$ 2,207,771
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization, net of accretion	401,298	427,358
Loss on disposal of furniture and equipment	-	75,913
Increase (decrease) in deferred tax liability, net	688,662	(778,028)
(Increase) decrease in operating assets		
Investment advisory fees receivable	(215,769)	(409,233)
Commissions receivable	6,889	97,365
Other receivable	(9)	(4,369)
Short-term investments	(2,214,061)	(714,000)
Marketable securities	4,288,593	(2,380,343)
Prepaid expenses and other assets	(3,978,116)	351,785
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	(1,056,213)	(867,460)
Investment advisory fee payable	34,357	69,448
Income tax payable	(641,864)	1,589,970
Net cash used in operating activities	(492,427)	(333,823)
Cash flows from investing activities		
Change in restricted cash	54,352	(104,149)
Purchase of available-for-sale investments	(2,993,498)	-
Proceeds from the sale of available-for-sale investments	499,060	-
Purchases of furniture and equipment	-	(154,207)
Net cash used in investing activities	(2,440,086)	(258,356)
Cash flows from financing activities		
Proceeds from subordinated borrowings	31,000,000	-
Repayment of subordinated borrowings	(15,000,000)	-
Cash dividends paid to Parent	(3,000,000)	-
Return of capital distributed to Parent	(15,000,000)	(3,000,000)
Net cash used in financing activities	(2,000,000)	(3,000,000)
Decrease in cash and cash equivalents	(4,932,513)	(3,592,179)
Cash and cash equivalents		
At January 1	5,603,601	9,195,780
At December 31	$ 671,088	$ 5,603,601
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 1,479,817	$ 415,257
Interest expense	$ 2,277,778	$ 1,875,000
Supplemental schedule of noncash activities		
Contribution of tax benefits from Parent	$ -	$ 762,147

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corp. (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired the Company.

On June 10, 2004, the Parent acquired Patriot Bank Corp., a financial services firm headquartered in Pottstown, Pennsylvania. The transaction included Patriot Advisors, Inc. ('Patriot") and Tyler Wealth Counselors ("Tyler"), which were wholly owned subsidiaries of Patriot Bank Corp. On June 10 and August 31, 2004, the Parent transferred Tyler and Patriot, respectively, to the Company as subsidiaries. Patriot merged into the Company on January 1, 2005. Patriot was registered with the SEC until its merger with the Company in January 2005.

On February 1, 2005, the Parent acquired Brandywine Benefits Corporation ("BBC"), which specialized in consulting and administration of retirement benefit plans. The Parent transferred BBC to the Company as a subsidiary effective February 1, 2005. BBC merged into the Company on December 1, 2010.

On August 1, 2007, the Parent acquired Widmann, Siff & Co., Inc. ("Widmann"), a broker-dealer and investment advisor. On August 1, 2007, the Parent transferred Widmann to the Company as a subsidiary. Widmann merged into the Company on December 1, 2008. Widmann was registered with the SEC until December 2008 and a member of FINRA until May 2008 when it discontinued its brokerage operation.

On January 25, 2008, the Company sold Tyler in accordance with a Purchase Agreement (the "Agreement") effective January 14, 2008 between the Company and SWS Investment Services, LLC, ("SWS"), an affiliate of the Parent. The Agreement was to sell certain assets, tangible and intangible, less certain assumed liabilities to SWS. Tyler was registered with the SEC until January 2007 and was a state registered investment adviser from January 2007 until its sale to SWS.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional investment advisory fees and commissions on customer trades. Investment advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commission revenue and related expenses are recorded on a trade date basis. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP) and to general practices in the financial industry.

The more significant policies follow:

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the contingent liability for customer losses.

Cash and Cash Equivalents
Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Restricted Cash
Restricted cash is cash that is restricted under the Company's agreements with its clearing broker-dealer.

Short-Term Investments
Short-term investments are cash and cash equivalents with original maturities of three months or more.

Securities
The Company classifies debt and equity securities as either trading or available-for-sale, depending on management's intention on the date of purchase. The Company did not have any securities classified as held-to-maturity as of December 31, 2010 or 2009. All securities are classified as reported at fair value, which included an auction rate security and U.S. Government Agencies within trading and available-for-sale, respectively. Trading securities are included in marketable securities, at market value in the statements of financial condition. Changes in fair value of trading securities are included in other income in the statements of income.

Changes in unrealized gains and losses, net of related deferred taxes, for available-for-sale securities are recorded in accumulated other comprehensive income. The credit component of an other-than-temporary impairment is recorded in other income, and the non-credit component is recorded in accumulated other comprehensive income in the period in which the impairment is recognized. Realized gains and losses on securities are recognized using the specific identification method and are included in other income.

Securities classified as available-for-sale include investments management intends to use as part of its asset/liability management strategy. Those securities that have long-term unrealized gains, for which fair value is greater than cost, may be sold in response to changes in interest rates, resultant prepayment risk, and other factors. The Company does not have the intent to sell any of its available-for-sale securities that are in an unrealized loss position, and it is more likely than not that the Company will not be required to sell these securities before recovery of its amortized cost basis.

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on a straight-line basis. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2010 and 2009 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense, in the amounts of $21,028 and $23,762, was incurred for the years ended December 31, 2010 and 2009, respectively.

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable from both individual and institutional customers. Investment advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Customer Intangible
The Company follows Topic 805, *Business Combinations*, and Topic 350, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized over their useful lives, which is further detailed in Note 5.

The Parent tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. The interim and annual goodwill impairment tests, which require significant judgment and analysis, performed during the year ended December 31, 2010, indicated that there was no impairment of the Company's goodwill or intangible assets.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements at fair value.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Topic 740, *Income Taxes*, utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with its principal bank, Susquehanna Bank, which is an affiliated bank of its Parent. The Company has not required collateral for its accounts receivable.

3. Reclassifications

Certain prior year amounts have been reclassified to conform to current period classifications. The reclassifications had no effect on net income or the net change in cash and cash equivalents and are not material to previously issued financial statements.

4. Securities

The amortized cost and estimated fair values as of December 31, 2010 and 2009 are as follows:

As of December 31, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
U.S. Government agencies	$ 2,498,779	$ 1,642	$ 8,056	$ 2,492,365
Total available-for-sale investments	$ 2,498,779	$ 1,642	$ 8,056	$ 2,492,365

The Company did not hold available-for-sale securities as of December 31, 2009.

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2010 and 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as issuers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

As of December 31, 2010	Amortized Cost	Fair Value
Securities available for sale:		
Within one year	$ 1,499,073	$ 1,500,715
After one year but within five years	-	-
After five years but within ten years	999,706	991,650
After ten years	-	-
	$ 2,498,779	$ 2,492,365

The following table shows the gross unrealized gains and losses and other-than-temporary impairment, as applicable, as of December 31, 2010 and 2009.

	For the Year Ended December 31,	
	2010 Available-for-Sale	2009 Available-for-Sale
Gross gains	$ 1,642	$ -
Gross losses	(8,056)	-
Other-than-temporary impairment	-	-
Net losses	$ (6,414)	$ -

The following table shows the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010. The Company did not hold available-for-sale securities as of December 31, 2009.

December 31, 2010	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$991,650	$ 8,056	$ -	$ -	$991,650	$ 8,056
	$991,650	$ 8,056	$ -	$ -	$991,650	$ 8,056

5. Goodwill and Customer Intangible

On February 3, 2007, the Company reached a Comprehensive Agreement with the former principals of BBC in which the principals will no longer have any affiliation with the Company. Pursuant to the original Purchase Agreement dated February 1, 2005 and confirmed in the Comprehensive Agreement, payments totaling $2 million were made to the principals in annual installments through 2010. The terms of the original Purchase Agreement did not require the former principals to be employed to receive the additional payments. The final payment was made on January 22, 2010 in the amount of $600,000.

The Parent tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be an impairment. The Parent performed its annual goodwill impairment tests in the second quarter of 2010 and determined that the fair value of each of its reporting units exceeded its book value, and there was no goodwill impairment. However, taking into consideration current market conditions, the Parent decided that it would be prudent to perform an interim goodwill impairment test for wealth management reporting unit, including the Company, at December 31, 2010.

Fair value of the Company was determined utilizing the "market multiples" approach and the "income" approach. The income approach measures the value of the reporting unit based on a discount rate to determine the present value of the reporting unit's future economic benefit over ten years, assuming a weighted increase in the reporting unit's revenues and a weighted increase in the reporting unit's expenses. In keeping with the investment community's current valuations of wealth management institutions, Susquehanna predominantly uses the income approach.

Fair value of the Company exceeded carrying value at December 31, 2010 and 2009, respectively.

Intangible assets consist of customer lists acquired in acquisitions. The Company recognized amortization expense of $381,917 and $403,596, respectively, for the years ended December 31, 2010 and 2009.

Balance, net of accumulated amortization December 31, 2008	$ 3,279,169
Amortization	(403,596)
Balance, net of accumulated amortization December 31, 2009	2,875,573
Amortization	(381,917)
Balance, net of accumulated amortization December 31, 2010	$ 2,493,656

Estimated amortization expense for the year ended December 31	
2011	$ 360,239
2012	338,560
2013	316,882
2014	295,204
2015	273,525
Subsequent years	909,246

6. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under an equity type subordinated note agreement with the Parent. Effective July 1, 2010, the Company borrowed $31,000,000 under an equity type subordinated note agreement with Antietam Finance, LLC, an affiliate of the Parent. The borrowing was approved by FINRA on July 6, 2010, formerly known as the National Association of Securities Dealers (the "NASD"), and bears interest at a rate payable of 10% per annum. The note matures June 30, 2020. The subordinated note is available in computing net capital under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Current		
Federal	$ 769,238	$ 1,838,877
State	202,440	571,371
Total current	971,678	2,410,248
Deferred		
Federal	580,084	(662,104)
State	111,272	(115,924)
Total deferred	691,356	(778,028)
Total provision for income taxes	$ 1,663,034	$ 1,632,220

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2010	2009
Tax on pre-tax income at statutory federal rate	$ 1,349,894	$ 1,343,997
State tax provision	242,858	273,398
Other	70,282	14,825
	$ 1,663,034	$ 1,632,220

The components of the net deferred taxes as of December 31 were as follows:

	2010	2009
Deferred tax assets		
Post-retirement benefits	$ 103,783	$ 85,546
Customer list amortization	178,462	136,976
Accrued primary fund reserve	272,509	865,880
Other assets	13,310	28,887
Unrealized investment securities losses	2,694	-
Total deferred tax assets	570,758	1,117,289
Deferred tax liabilities		
Deferred compensation	1,884,219	1,885,863
Goodwill amortization	685,507	541,396
Prepaid pension expense	385,514	385,850
Total deferred tax liabilities	2,955,240	2,813,109
Deferred tax liability, net	$ 2,384,482	$ 1,695,820

The Company files a consolidated federal tax return with the Parent and the Parent's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse the Parent for any tax expense recorded on a separate company basis. The amount of tax-related balances due to the Parent was $185,959 and $827,823 at December 31, 2010 and 2009, respectively.

In 2009, in conjunction with the tax sharing arrangement, the Parent contributed $762,147 in additional paid-in capital to the company. Effective January 1, 2010, the tax sharing agreement was amended such that no contribution was made to the company in 2010.

8. Benefits Plans

The Parent maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by the Parent. Contributions to the Parent's 401(k) savings plan, which are included in employee compensation and benefits expense, were $168,890 and $143,826 for the years ended December 31, 2010 and 2009, respectively.

Employees of the Company are covered under the Parent's noncontributory pension plan. Retirees of the Company are covered under the Parent's life insurance and medical benefits plan. For the years ending December 31, 2010 and 2009, the Company contributed $0 to the Parent's pension plan. For the years ending December 31, 2010 and 2009, respectively, the Company had other postretirement benefits expenses of $43,734 and $41,157 for other benefits.

9. Lease Commitments

The Company's headquarters and additional office space is leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments
2011	$ 336,883
2012	280,483
2013	252,677
2014	172,352
2015 and thereafter	-
	$ 1,042,394

The Company paid occupancy expense for office space in the amounts of $341,229 and $399,447 and paid rent expense for equipment in the amounts of $20,719 and $30,820 for the years ended December 31, 2010 and 2009, respectively.

10. Related Party Transactions

See Note 6 for information on the subordinated borrowings with the Parent and affiliate. Total interest expense from related party borrowings amounted to $2,277,778 and $1,500,000 for the years ended December 31, 2010 and 2009, respectively.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the statements of income.

Additionally, the Company maintains accounts with Susquehanna Bank, an affiliate of the Parent. These deposits amounted to $456,978 and $1,590,193 at December 31, 2010 and 2009, respectively.

The Company is a wholly owned subsidiary of the Parent. As such, the statements of financial condition and statements of income may not necessarily be indicative of the financial position and operations that would have existed had the Company operated as an unaffiliated corporation.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $628,115, which exceeded the minimum net capital requirement by $378,115. The Company's ratio of aggregate indebtedness to net capital was 5.05 to 1 at December 31, 2010.

12. Concentration Risk

The Company's principal customers are institutional funds, the largest of which accounted for approximately 10.3% and 7.9% of its assets under management and investment advisory fees receivable, respectively, as of December 31, 2010.

13. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. The Company has evaluated this indemnification and determined that there is no contingent liability required to be recorded at December 31, 2010 and 2009.

On September 16, 2008, The Reserve publicly disclosed that a money market fund it manages, The Primary Fund, had its net asset value drop from $1.00 to $0.97 per share. The Company initiated a redemption request for its clients' assets invested in The Primary Fund (the "Fund") following this announcement which was processed by The Reserve on September 19, 2008. Based upon information from The Reserve, the Company believes that the Fund's net asset value upon an orderly liquidation will be approximately $0.97 per share. Should customers receive less than $1.00 per share from the Fund upon liquidation, the Company has committed up to $2.1 million to mitigate losses of customers of the Company who held positions in the Fund as of December 31, 2009. The contingent liability is recognized in accounts payable, accrued expenses, and other liabilities and the associated expense is recorded in other expenses.

On May 5, 2009, the SEC filed a complaint in U.S. District Court (the "Court") in which the Court was requested to enter an order compelling a pro rata distribution of remaining fund assets, which would release a significant amount of money that was being withheld from investors pending the outcome of numerous lawsuits against the fund, the trustees and other officers and directors of The Reserve entities. On November 25, 2009, the Court entered an order that substantially approved the SEC's plan and rejected the original reserve amount set up by the Fund.

On January 29, 2010, The Reserve distributed approximately $3.4 billion, which represents approximately 95% of the Fund's remaining asset value prior to the distribution. To date, the Fund has returned approximately 99% of assets to investors. The remaining $160 million will remain in the Fund to cover claims and expenses, to the extent such amounts are approved by the Court.

As such, during 2010, the Company reduced its contingent liability reserve for this matter by approximately $1.3 million, which is reflected as a reduction to other expense in the statements of income. As of December 31, 2010, the remaining contingency reserve of approximately $0.7 million is included in accounts payable, accrued expenses and other liabilities in the statements of financial condition.

On February 10, 2011, the Company purchased all remaining Fund shares of its clients that consented to sell their shares to the Company in the amount of $0.7 million. The purchase price was $1 per share. The Company has no further financial commitment to clients that chose to remain a shareholder of the Fund. As a result, as of February 2011, the Company has no remaining contingency reserve.

14. Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2010, the Company had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value. In addition, nonfinancial liabilities have not been measured at fair value because the Company has made the determination that the impact on its financial statements would be minimal.

The following is a description of the Company's valuation methodologies for assets carried at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at reporting date.

Marketable Securities

Where other than quoted prices are available in an active market, securities are classified in Level 2 and Level 3 of the valuation hierarchy. Securities in Level 2 are U.S. Government Agencies and in Level 3 is an auction rate security.

Assets Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value as of December 31, 2010 and 2009, on the statements of financial condition by level within the valuation hierarchy. There were no transfers between levels during the year.

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Auction Rate Security	$ 500,000	$ -	$ -	$ 500,000
U.S. Government Agencies	2,492,365	-	2,492,365	-
Total	$ 2,992,365	$ -	$ 2,492,365	$ 500,000

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Commercial Paper	$ 2,998,583	$ -	$ 2,998,583	$ -
Auction Rate Security	500,000	-	-	500,000
U.S. Government Agencies	1,290,010	-	1,290,010	-
Total	$ 4,788,593	$ -	$ 4,288,593	$ 500,000

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs
The following tables present rollforwards of the balance sheet amounts for the twelve months ended December 31, 2010 and 2009 for financial instruments classified by the Company within Level 3 of the valuation hierarchy.

	Auction Rate Security
Balance as of January 1, 2010	$ 500,000
Total gains or losses (realized/unrealized)	
Other-than-temporary impairment	-
Included in other comprehensive income (Presented here gross of taxes) gross of taxes)	-
Purchases, issuances, and settlements	-
Transfers in and/or out of Level 3	-
Balance as of December 31, 2010	$ 500,000

Additional Disclosures about Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Marketable securities and available-for-sale investments
Refer to the above discussion on securities.

Subordinated borrowings
Fair values were based upon discounted cash flows of the instrument.

The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 771,088	$ 771,088	$ 5,757,953	$ 5,757,953
Short-term investments	2,928,061	2,928,061	714,000	714,000
Marketable securities	500,000	500,000	4,788,593	4,788,593
Available-for-sale investments	2,498,779	2,492,365	-	-
Financial liabilities				
Subordinated borrowings	31,000,000	30,847,213	15,000,000	14,425,095

15. Regulatory Matters

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

16. Subsequent Event

The Company evaluated subsequent events through February 25, 2011. Management reviews and identifies subsequent events through participation at the Board of Directors meetings. From the review, the Company disclosed the updated event from The Reserve Fund in Note 13.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2010 **Schedule I**

Net capital and allowable subordinated borrowings	
Total stockholder's equity	$ 1,187,927
Allowable subordinated borrowings	31,000,000
Total capital and allowable subordinated borrowings	32,187,927
Less nonallowable assets	
Unsecured receivables	2,771,262
Deposits/restricted cash/securities	627,167
Accounts receivable - miscellaneous	5,826
Prepaid expenses and other assets	5,354,820
Furniture and equipment, net	182,906
Goodwill	19,801,138
Customer intangible, net	2,493,656
Fidelity bond deductible provision	270,000
Total deductions and other charges	31,506,775
Net capital before hair-cut on securities	681,152
Less hair-cuts on securities owned	
U.S. Government agencies	48,418
Certificates of deposit	4,619
Total haircuts	53,037
Net capital	628,115
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $250,000	250,000
Excess net capital	378,115
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 2,464,352
Investment advisory fees payable	523,205
Income tax payable	185,959
Total aggregate indebtedness	$ 3,173,516
Ratio of aggregate indebtedness to net capital	5.05

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2010 — Schedule I

Reconciliation with FOCUS Report, Pursuant to Paragraph (d)(4) of Rule 17a-5

At December 31, 2010, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

Net capital per unaudited schedule		$ 467,268
Adjustments:		
Retained eamings	160,847	
Total adjustments		160,847
		$ 628,115
Aggregate indebtedness per unaudited schedule		3,334,363
Adjustments:	(160,847)	
Income tax payable		(160,847)
Total adjustments		$ 3,173,516

The difference is due to the treatment of taxes.

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2010 **Schedule II**

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2010.

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Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Financial Statements and Supplemental Schedules
December 31, 2010 and 2009